Exhibit 4(c)(19)

875 Third Avenue New York, NY 10022 T (212) 407-5748 F (212) 755-2947

MEMO

To		Date	May 17, 2007

From	Kathleen Martorano	CC	Kelly Martin
Kevin Hickey

Subject	Amendment to Your Outstanding Stock Option and 2007 RSU Grants

The purpose of this memo agreement is to document and notify you of the amendment to certain outstanding grant agreements for restricted stock units (RSUs) — issued under the Elan Corporation, plc 2006 Long Term Incentive Plan — redeemable for shares of Elan Corporation, plc (the “Company”) and all stock options to purchase shares of the Company.
The Leadership Development and Compensation Committee (LDCC) of the Board of Directors recently approved amending your outstanding stock option and 2007 RSU grants to provide that if your employment with the Company or a Subsidiary (as defined in your grant agreements) is terminated by the Company or a Subsidiary for any reason other than Cause (as defined in your grant agreements) or you resign from your employment with the Company or a Subsidiary on account of Good Reason (as defined in your grant agreements), your unvested RSUs granted in 2007 and all stock options will become fully vested as of the date of your termination or resignation.1 In addition, with respect to all outstanding stock options, you will have two years from your termination or resignation date or the original termination date of the option, if earlier, to exercise your stock options.
This action is a significant improvement for you as, prior to this amendment, for the acceleration of vesting and extension of the period of time to exercise your stock options to occur, your termination without Cause or resignation for Good Reason had to occur within the two year period following a Change in Control of the Company (as defined in your grant agreements).

[1]	Your RSUs granted in 2006 will not be so amended. Instead, your 2006 unvested RSUs will be cancelled if you are terminated for any reason other than Cause or resign for Good Reason prior to the vesting date of such RSUs. The company will pay you the fair market value of such cancelled RSUs (less required tax withholding) as determined by multiplying the number of such RSUs by the closing price of our stock on the NYSE on the effective date of your termination or resignation.

The following RSU and stock option awards will be impacted by the above LDCC approval (note: data as of 05/04/07):

			Total Options/RSUs	Options/RSUs Outstanding
Grant Date	Grant Type	Option Price	Outstanding	Vested	Unvested

NQSO = Non-Qualified Stock Option

RSU = Restricted Stock Unit
Regarding all future RSU and/or stock option grants, the specific terms will be reflected in the grant documentation that is provided at that time.
Please acknowledge your agreement to the foregoing changes to the above listed grant agreements by signing below where indicated and returning this memo agreement to me no later than June 1, 2007. In addition, you should retain a copy of this memo agreement with your affected outstanding grant agreements.
Should you have any questions, please contact me at (212) 407-5748.

		,	2007
Elan Corporation, plc	Date
Kathleen Martorano
EVP, Strategic Human Resources

I hereby agree to the amendment to my outstanding stock options and 2007 RSUs as described in this memo agreement:

	,	2007
Date